

July 31, 2009

<u>By Facsimile and U.S. Mail</u>
Mr. Ken Eickerman
Chief Financial Officer
Revett Minerals Inc**.**
11115 East Montgomery
 Suite G
 Spokane Valley, Washington 99206

> **Re: Revett Minerals Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 000-52730**

Dear Mr. Eickerman:

We have reviewed your Form 10-K for the fiscal year ended December 31, 2008 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures, page 43

Internal Controls over Financial Reporting, page 43

1.   Please modify your disclosure to include a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting, and a statement that your annual report does not include an attestation report of the company's registered public accounting firm regarding

internal control over financial reporting, as required by Item 308T of Regulation S-K.

Changes in Internal Controls, page 44

2.   We note your disclosure that you may engage an outside professional services firm in the future to analyze your tax positions taken in your financial reporting. Please modify your disclosure to clearly specify whether there was any change in your internal control over financial reporting that occurred during the your last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.

Note 10. Share Capital, page F-19

3.   We note that the largest majority of granted stock options are denominated in Canadian dollars. As such, it appears that some or all of these awards may be indexed to a factor in addition to your share price. For US GAAP purposes, please clarify if you classified any of these awards as a liability in accordance with paragraph 33 and footnote 19 of SFAS 123(R).

Note 16 Subsequent Events, page F-33

4.   In regards to the Senior Floating Rate Note entered into on January 23, 2009, we note your disclosure that "The Company granted a first- priority mortgage on certain lands acquired for the Rock Creek project (note 5). If the lands are sold by the Company, the proceeds must be used to repay the note." Please tell us if you are considering plans to sell all or a portion of your interest in the Rock Creek project. If so, please tell us if you considered these plans in the evaluation of your long-lived assets for impairment.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Exhibits 31.1 and 31.2

5.   We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant